UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Acceleron Pharma Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00434H108

(CUSIP Number)

Robert J. Hugin

Chairman of the Board,

President and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00434H108

1	Name of reporting person: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CELGENE CORPORATION 22-2711928
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -4,611,866-
	8	Shared voting power -0-
	9	Sole dispositive power -4,611,866-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 4,611,866
12	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
13	Percent of class represented by amount in Row (9) 14.6% (1)
14	Type of reporting person* CO

(1)	The percentage ownership is based on 31,489,398 shares of Common Stock outstanding as of April 21, 2014, which includes (i) 31,450,419 shares of Common Stock outstanding as of April 21, 2014, and (ii) 38,979 shares of Common Stock underlying a warrant held by Celgene Corporation that is exercisable immediately.

This Amendment No. 3 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2013, as amended by Amendment No. 1 filed with the Commission on January 30, 2014, and by Amendment No. 2 filed with the Commission on April 2, 2014 with respect to common stock, par value $0.001 per share (“Common Stock”), of Acceleron Pharma Inc., a Delaware corporation (“Acceleron”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

No modification.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On May 5, 2014, Celgene purchased an aggregate of 1.1 million shares of Common Stock for an aggregate purchase price of $47,146,000 for investment purposes pursuant to the terms of the stock purchase agreements it entered into on April 2, 2014 individually with Advanced Technology Ventures, Flagship Ventures, Polaris Venture Partners, Venrock, and Alkermes Inc. Following this purchase, Celgene beneficially owns 4,611,866 shares of Common Stock (including 38,979 shares of Common Stock underlying the Warrant that is exercisable immediately), representing approximately 14.6% of the shares of Common Stock outstanding as of April 21, 2014, which includes (i) 31,450,419 shares of Common Stock outstanding as of April 21, 2014, and (ii) 38,979 shares of Common Stock underlying the Warrant that is exercisable immediately.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and supplemented as follows:

On May 5, 2014, Celgene purchased an aggregate of 1.1 million shares of Common Stock for an aggregate purchase price of $47,146,000 for investment purposes pursuant to the terms of the stock purchase agreements it entered into on April 2, 2014 individually with Advanced Technology Ventures, Flagship Ventures, Polaris Venture Partners, Venrock, and Alkermes Inc. Following this purchase, Celgene beneficially owns 4,611,866 shares of Common Stock (including 38,979 shares of Common Stock underlying the Warrant that is exercisable immediately), representing approximately 14.6% of the shares of Common Stock outstanding as of April 21, 2014, which includes (i) 31,450,419 shares of Common Stock outstanding as of April 21, 2014, and (ii) 38,979 shares of Common Stock underlying the Warrant that is exercisable immediately.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification.

Item 7.	Material to Be Filed as Exhibits.

No modification.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 6, 2014

CELGENE CORPORATION

By:	/s/ Jacqualyn A. Fouse
Jacqualyn A. Fouse
Executive Vice President and Chief Financial Officer